January 26, 2015

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Corporation

Form 20-F for Fiscal Year Ended December 31, 2013

Filed April 28, 2014

File No. 001-12874

Dear Mr. Shenk:

Based on our January 21, 2015 telephone conversation with Patrick Kuhn of the United States Securities and Exchange Commission (SEC), we have agreed to incorporate the information we provided in Response to Comment #2 in our December 12, 2014 letter to the SEC in a summarized format in our future filings on Form 20-F.

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6617.

Sincerely,

/s/ Vincent Lok

Vincent Lok

Executive Vice President and Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)

Eileen Mercier (Audit Committee Chair)

Philip Dowad (KPMG LLP)

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